

August 16, 2013

Mr. Donald G. Basile
Chief Executive Officer
Violin Memory, Inc.
685 Clyde Ave.
Mountain View, CA 94043

      Re: **Violin Memory, Inc.**
              Amendment No. 6 to
              Confidential Draft Registration Statement on Form S-1
              Submitted July 26, 2013
              CIK No. 1407190

Dear Mr. Basile:

      We have reviewed your amended confidential draft registration statement and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   On August 6, 2013, a British website published an article reporting that Stephen Rose, Senior Vice President, confirmed the filing of a Form S-1 in preparation for an IPO and discussed Violin Memory's business. The article is available at http://www.channelregister.co.uk/2013/08/06/violin_growing_emea_channel/. In letters dated October 31, 2012 and March 28, 2013, you described the preventative measures you and your IPO team have implemented to ensure there are no further unauthorized disclosure of the terms of your offering that may rise to the level of an offer of securities or a conditioning of the market. Please explain to us when you learned of this most

recent article and whether you have implemented any further measures to prevent such disclosures by members of your management.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   We note your disclosure on pages 45 and 46 that you introduced your 6000 Series Flash Memory Arrays in September 2011, but Hewlett Packard has not sought to qualify the 6000 Series. Further, you indicate you have not derived significant revenue from your additional system vendors and technology partners that have purchased your 6000 Series products, as disclosed on page 46. You began shipping your 6000 Series products in the first quarter of fiscal year 2013, but you do not provide revenue, number of products shipped, or other quantitative or qualitative disclosures concerning the size or other key metrics concerning the 6000 Series product line on pages 50 through 53. In light of your strong revenue growth for the 12 months ended January 31, 2013 and April 30, 2013, please revise to provide more descriptive disclosures of the impact your 6000 Series products has on your results of operations

Liquidity and Capital Resources, page 57

3.   Please revise to provide more details of the material terms of your credit agreements. For example, you do not disclose: that your Comerica Bank agreement also allows for the issuance of up to $10 million in loans after your initial public offering; the financial milestones necessary to draw an additional $10 million from your TriplePoint Capital agreement; what constitutes a material adverse change that would render your loan with TriplePoint Capital to be in default; and whether you currently meet these milestones or are in default. Please revise.

4.   Please revise here and where appropriate to disclose the highest maximum number of shares of common stock that is issuable to TriplePoint LLC if you draw the maximum amount of funds from the credit agreement.

5.   We note your revised disclosure on page 58 that your existing cash and cash equivalents, together with proceeds from your offering, will be sufficient to meet your working capital requirements for the next 12 months. Please revise here and your use of proceeds section to clarify the amount of anticipated amount of offering proceeds necessary for you to maintain your current level of operations and/or to expand your business.

Certain Relationships and Related Party Transactions, page 110

6.　　Please advise why the fee to be paid by Toshiba, the discount rate, and the description of the subsequent relationships between you and Toshiba currently being negotiated are not required to be disclosed under Item 404(a) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13. Subsequent Events, page F-30

7.　　With regard to the $50 million debt financing arrangement with TriplePoint Capital LLC, we note your disclosure indicating that "there are no financial or operational covenants." However, we note that Section 12 of Exhibit 10.16 appears to indicate that there are operational covenants, including limitations on your ability to pay dividends. To the extent the agreement contains significant operational covenants please revise to disclose such covenants here and/or in MD&A.

Exhibits

8.　　Your disclosures on pages 23, 46 and 90 indicate that Flextronics is manufacturing your PCIe memory cards. Please advise us whether you entered into a new manufacturing agreement services agreement with Flextronics, or if Exhibit 10.10 was amended. Please also advise whether you will file any such agreement or amended agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

9.　　Please file Exhibits 10.17 and 10.19 in their entirety, as required by Item 601(b)(10) of Regulation S-K. The exhibits to each of these agreements have been omitted from the respective filed copy.

　　You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:　　James Masetti, Esq.

Pillsbury Winthrop Shaw Pittman LLP